

February 17, 2012

Via E-mail
Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

     Re: Zions Bancorporation
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 1, 2011
               File No. 001-12307

Dear Mr. Arnold:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Angela M. Connell for

               Stephanie Hunsaker
               Senior Assistant Chief Accountant